
February 25, 2013

Via E-mail
Peter M. Pizza
Vice President and Chief Financial Officer
AMREP Corporation
300 Alexander Park, Suite 204
Princeton, New Jersey 08540

      Re: AMREP Corporation
             Form 10-K for the Fiscal Year Ended April 30, 2012
             Filed July 26, 2012
             File No. 001-04702

Dear Mr. Pizza:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Michael McTiernan

                    Michael McTiernan
                    Assistant Director